UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

16th Floor

New York, NY  10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL HG, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,766,777.50

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,766,777.50

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,766,777.50

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,997,024.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,997,024.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,024.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,059,684.65

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,059,684.65

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,684.65

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,222,344.61

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,222,344.61

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,222,344.61

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,997,024.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,997,024.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,997,024.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,588,140.10

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,588,140.10

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,588,140.10

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.3% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D
1	Name of Reporting Persons Z CAPITAL PARTNERS GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,830,475.30

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,830,475.30

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,475.30

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.8% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D
1	Name of Reporting Persons Z CAPITAL PARTNERS UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D
1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D
1	Name of Reporting Persons Z CAPITAL GROUP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.1% (1)

14	Type of Reporting Person (See Instructions) IN

(1) See Item 5 hereto.

SCHEDULE 13D

Item 1.                                                         Security and Issuer.

This Amendment No. 30 to Schedule 13D (“Amendment No. 30”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 through Amendment No. 29 previously filed with the SEC. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

In furtherance of the July 29, 2016 letter (the “July 29 Letter”) delivered by Z Capital Partners, L.L.C. (“Z Capital Partners”), on behalf of itself and its affiliated investment funds and/or designees, to the Issuer’s Board of Directors (see Amendment No. 29 to Schedule 13D), Z Capital Partners increased the proposed purchase price per share in its proposal set forth in the July 29 Letter to $17.35, and Z Capital Partners and the Issuer entered into an Exclusivity Agreement dated as of August 9, 2016 (the “Exclusivity Agreement”) providing for a fifteen-day exclusivity period beginning on August 9, 2016 and expiring on August 24, 2016 (the “Exclusivity Period”).  During the Exclusivity Period, the Issuer is generally prohibited from soliciting, initiating or actively encouraging acquisition proposals or offers, or participating in any negotiations regarding or cooperating, assisting, or actively facilitating acquisition proposals or offers, other than from Z Capital Partners.

The description and summary of the July 29 Letter and the Exclusivity Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the July 29 Letter (filed as Exhibit 99.27 to Amendment No. 29 to Schedule 13D and incorporated herein by reference) and the full text of the Exclusivity Agreement (which is included as Exhibit 99.28 to this Schedule 13D and is incorporated herein by reference).

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The response to Item 4 of this Amendment No. 30 is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit	Description
Exhibit 99.27

Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated July 29, 2016 (incorporated by reference to Exhibit 99.27 to Amendment No. 29 to Schedule 13D filed by Z Capital Partners, L.L.C. on August 1, 2016)

Exhibit 99.28	Exclusivity Agreement between Z Capital Partners, L.L.C. and Affinity Gaming, dated August 9, 2016

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2016

Z CAPITAL HG, L.L.C.
By:	Z Capital Partners GP I, L.P., Managing Member
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.
By:	Z Capital Partners I, L.P., Managing Member
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II-A, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS I, L.P.
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

SIGNATURE PAGE TO AMENDMENT NO. 30 TO SCHEDULE 13D (AFFINITY GAMING)

Z CAPITAL PARTNERS GP I, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS GP II, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL GROUP, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Member

JAMES J. ZENNI, JR.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.

SIGNATURE PAGE TO AMENDMENT NO. 30 TO SCHEDULE 13D (AFFINITY GAMING)

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.27

Letter from Z Capital Partners, L.L.C. to the Board of Directors of Affinity Gaming, dated July 29, 2016 (incorporated by reference to Exhibit 99.27 to Amendment No. 29 to Schedule 13D filed by Z Capital Partners, L.L.C. on August 1, 2016)

Exhibit 99.28	Exclusivity Agreement between Z Capital Partners, L.L.C. and Affinity Gaming, dated August 9, 2016